

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004



24th May, 2006.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th May 2006, I enclose one copy of each of the following items that the Company has delivered the London Stock Exchange:

(a) a News Release, dated 23rd May 2006, announcing the EMI Group plc preliminary results for the year ended 31st March 2006 together with the recommended final dividend for that year;

(b) an announcement, dated 24th May 2006, confirming that The Capital Group Companies, Inc. has decreased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 22nd May 2006, held 39,598,959 shares, being 4.994% of the shares in issue; and,

(c) an announcement, dated 24th May 2006, advising of awards made under the EMI Group Senior Executive Incentive Plan (SEIP) and the EMI Group Executive Share Incentive Plan (ESIP) by The EMI Group General Employee Benefit Trust ("EBT") to certain participants, including Eric Nicoli and Roger Faxon, Executive Directors of the Company, and to Martin Bandier, a Person Discharging Managerial Responsibility with respect to the Company. The Trustee of the EBT also confirmed that it had withheld shares in respect of tax liabilities arising from the awards made on 24th May 2006.

Yours faithfully,

C. P. ASHCROFT
Group General Counsel
and Company Secretary

Encs.



News Release

FOR IMMEDIATE RELEASE

ER 06/43

23 May 2006

EMI GROUP PLC PRELIMINARY RESULTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2006

EMI Group reports strong growth in full year profits, with EMI Music and EMI Music Publishing both outperforming the global recorded music industry

- Strong performance, delivering improvement across key financial measures including a 12.9% increase in underlying profit before tax (PBT)
- Group revenues increased by 3.9% on a reported basis and by 2.1% at constant currency, with both EMI Music and EMI Music Publishing outperforming the global recorded music industry
- Creative excellence across both divisions with releases from:
    - Coldplay, Dem Franchize Boyz, Gorillaz, Korn, Raphael, RBD, KT Tunstall, Keith Urban, Robbie Williams in EMI Music
    - Arctic Monkeys, Black Eyed Peas, James Blunt, Kelly Clarkson, Daddy Yankee, Dem Franchize Boyz, Eminem, Gorillaz, Kanye West in EMI Music Publishing
- Group digital sales increased to £112.1m from £46.9m. Momentum remained strong during the fourth quarter, with group digital sales more than doubling to £41.2m
- Group operating margin increased by almost a full percentage point to 12.0% from 11.2%. This improvement was driven by higher revenues, a greater proportion of revenues from digital, and the delivery of previously announced cost savings
- Underlying profit before tax increased by 12.9% to £159.3m from £141.1m
- Underlying diluted earnings per share increased by 19.8% to 15.7p from 13.1p
- The full year dividend is maintained at 8.0p per share

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Financial Summary

	Year Ended 31 March 2006	Year Ended 31 March 2005	Change
Total Group revenue	2,079.9	2,001.2	3.9%
Total EBITDA(i)	275.8	250.2	10.2%
Total Group profit from operations (EBITA)(ii)	250.5	225.1	11.3%
Underlying PBT(iii)	159.3	141.1	12.9%
Total Profit before taxation	118.1	98.8	19.5%
Underlying diluted earnings per share(iv)	15.7p	13.1p	19.8%
Basic earnings per share	10.9p	9.6p	13.5%
Dividend per share	8.0p	8.0p	-
Return on sales(v)	12.0%	11.2%	-
Interest cover(vi)	3.0x	2.9x	-

(i) EBITDA is Group profit from operations before depreciation, operating exceptional items and amortisation.

(ii) Group profit from operations (EBITA) is before operating exceptional items and amortisation.

(iii) Underlying PBT is before exceptional items and amortisation.

(iv) Underlying diluted earnings per share is before exceptional items and amortisation.

(v) Return on sales is defined as Group profit from operations before operating exceptional items and amortisation, as a percentage of Group revenue.

(vi) Interest cover is defined as the number of times EBITDA is greater than Group underlying net finance charges.

Exceptional items include operating exceptional items and financial exceptional items. Operating exceptional items include impairment of goodwill and intangible assets, gains (losses) on disposal of property, plant and equipment and re-measurement of listed investments. Finance exceptional items include re-measurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

Eric Nicoli, Chairman of EMI Group, said, “EMI Group has delivered an excellent performance across all areas for the financial year ended 31 March.

“EMI Music has significantly outperformed the industry, gaining market share in almost all territories including the US. This strong performance demonstrates creative excellence across the spectrum of our artist roster with success from major global superstars such as Coldplay, Gorillaz, Keith Urban and Robbie Williams, as well as strong performances from new and developing artists such as Dem Franchize Boyz, Radja, Corinne Bailey Rae, Raphael, RBD and KT Tunstall. EMI Music is benefiting from its global reach as it maximises revenue opportunities on both a local and worldwide basis.

“EMI Music Publishing had another very strong year, reporting growth in both revenues and profits. This performance reflects a continuation of the division’s successful and proven strategy of signing and investing in the best songwriting talent in the industry and maximising all potential revenue opportunities.

“Digital revenues continue to grow at a very rapid pace in both divisions as we aggressively pursue new digital uses and demand for our exclusive music content. In 2005, Coldplay’s latest album release, *X&Y*, was not only the industry’s biggest selling album globally but also the largest selling digital album release in the US.

“Looking to the current financial year, EMI is in a very strong position to capitalise on the market’s evolution led by the growing demand for digital music. We have exciting release schedules planned for both divisions with new music expected from a diverse range of artists. From EMI Music we expect releases from Tiziano Ferro, Janet Jackson, Norah Jones, Joss Stone, The Beatles, KT Tunstall, Keith Urban, Hikaru Utada and

Robbie Williams amongst others. From EMI Music Publishing we expect to benefit from a range of releases, including those from Audioslave, Diddy, Embrace, Goo Goo Dolls, Jewel, Pharrell Williams, Scissor Sisters and The Zutons. Moreover, our recently announced restructuring plans are aimed at further optimising our business structures and ensuring that we remain flexible and innovative, best positioning us for the many opportunities that lie ahead."

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

A live webcast of EMI's presentation to investors and analysts will take place at 9.30 am (UK time) today, 23 May, and can be accessed via the Company's web site, www.emigroup.com. An archive will be available for viewing shortly thereafter.

Interviews with Eric Nicoli, Chairman EMI Group, Martin Stewart, Group Chief Financial Officer, Alain Levy, Chairman & CEO EMI Music and Roger Faxon, President & co-CEO EMI Music Publishing in video, audio and text are available on www.emigroup.com and www.cantos.com.

EMI Group performance review

Recorded music industry

Our two divisions continue to operate in a marketplace that is undergoing significant change, primarily driven by the rapid development of digital music. The industry's digital sales more than doubled in value over the year, with both mobile and fixed line platforms enjoying rapid growth. This strong digital growth significantly mitigated the 5.3% decline in physical sales, resulting in an overall industry decline of 0.9% for the period.

The digital environment is proving to be extremely dynamic with new entrants, new services and new devices and functionality appearing all the time. Globally, according to IFPI statistics for 2005, there were 335 legal digital music services, up from 50 just two years previously. In this past year alone, we have seen the first legal peer to peer agreement signed, iTunes expand to over 20 countries, the launch of portable subscription services, such as Napster To Go and Yahoo Music Unlimited, and the introduction of a la carte music video services. Consumers are now able to access up to 2m tracks and 165,000 albums in a legitimate digital environment.

The industry has also continued to make progress in combating both physical and digital piracy. Notable legal victories against illegal peer to peer sites Grokster (US), KaZaa (Australia), Kuro (Taiwan) and Soribada (South Korea) have improved the business landscape for legitimate music sales.

EMI Music

EMI Music's strong performance for the year demonstrates both its creative excellence as well as its position at the forefront of the rapidly evolving digital landscape. The division's revenues increased by 1.9% at constant currency, significantly outperforming the global recorded music industry. Within this EMI Music's digital revenues grew to £92.4m, increasing by 169% at constant currency.

Operating profit (EBITA) grew by 15.6% to £145.1m, resulting in a substantial improvement in the operating margin to 8.7%. This improved profitability was driven by the flow through of profits from the growth in revenues, an increased proportion of revenues from digital sales and delivery of the remaining £15m of cost savings announced in March 2004.

EMI Music's distinctive approach to the development of its roster focuses on making consistent investments in artists with long-term career potential and is designed to maximise both local and global sales. This has shown clear results in the year, with the division's sales coming from a broad range of artists including releases from established superstars Coldplay, Gorillaz, the Rolling Stones, Keith Urban and Robbie Williams, breaking acts Corinne Bailey Rae, Dem Franchize Boyz and KT Tunstall, and local artists RBD (EMI Mexico), Radja (EMI Indonesia) and Raphael (EMI France).

EMI Music is focused on creating the most attractive music content for consumers and making it available where they want it, when they want it and in the format they want it. In this way, we aim to maximise demand for our artists' works and, importantly, our financial return. The creation of new products, formats, distribution channels and partnerships is now a routine part of our business and our energies are focussed on harnessing these new possibilities to capture all available revenue streams. Over the year we secured over 220 new partnerships, further strengthening our digital footprint across both online and mobile platforms, bringing our total digital partnerships to almost 400 and making our music now available in 56 countries. EMI Music has reached pioneering digital deals around the world, for example, in Europe with GNAB for peer to peer services, in China with Sohu for digital music and in the US with Sprint for over the air mobile downloads.

In addition to establishing the right relationships on the right terms, we are at the forefront of the industry in exploiting the new product, format and windowing possibilities that digital enables. For example, our innovative approach to content bundling and windowing meant that Coldplay's *X&Y* was the first-ever album available on iTunes as a pre-order and US downloads included video interviews, a digital booklet and two bonus tracks. In fact, *X&Y* went on to become the best-selling full digital album download on iTunes, as well as the highest-selling album, worldwide, in 2005. This initiative gives just a flavour of the way that EMI Music is actively exploiting the new opportunities that digital brings.

EMI Music geographic review

North America

During the year, the North American market declined by 1.5%, with strong growth in digital sales substantially offsetting declines in physical sales.

Against this backdrop, our North American business showed strong sales growth, gaining significant market share. Releases from Keith Urban, Dierks Bentley, Trace Adkins, and Korn, in combination with the effective marketing and promotion of international releases from Coldplay, Gorillaz and the Rolling Stones, drove this performance. Virgin's Dem Franchize Boyz was established as one of the most exciting new urban bands in the US, with the release of their debut album *On Top of Our Game*. So far, sales of ring tunes of tracks from this album have topped 2m, fuelling purchases of the album itself which has been certified as a gold release in the US.

EMI Music's digital sales in North America almost tripled over the year. Our revenues from mobile products grew at the fastest rate, increasing by a factor of over 9 times, as the likes of Verizon and Sprint launched new mobile music services. Online downloads continued to represent the largest digital segment, accounting for almost 70% of our digital sales in the region. The proliferation of new digital products and services continues at a fast pace with, for example, iTunes introducing online music video downloads during the year. EMI Music has consistently been an innovator of new products and services, most recently becoming the first major music company to trial advertiser-funded music video content for consumers' mobiles.

We continue to focus on further strengthening our US business and during the year appointed Jason Flom as Chairman and CEO of Virgin Records. Jason has 26 years of experience in the music industry and, as founder of Lava Records, he discovered, signed and developed multi platinum selling artists such as Kid Rock, matchbox twenty and The Corrs. With his exceptional A&R and business leadership skills, we believe that Jason is well placed to improve further upon Virgin's performance to date.

UK & Ireland

In the UK market, physical sales declined by an estimated 4.9%, with digital sales increasing by 170% to give a total industry decline of 3.0% over the financial year. Weakness in compilation sales, particularly over the key Christmas period, accounted for the decline in industry sales.

The strength and depth of our UK artist roster was again demonstrated this year, with our business delivering an increase in revenues and gaining significant market share in the UK and Ireland. New album releases from international superstars delivered strong performances. Coldplay's *X&Y* sold almost 10m units across both physical and digital formats and was the biggest-selling album across the global industry in 2005. Albums from Gorillaz and Robbie Williams sold in excess of 5m units each worldwide. A number

of new UK artists also broke through to success during the year, including KT Tunstall, Corinne Bailey Rae and The Magic Numbers. KT Tunstall's debut album *Eye to the Telescope* met with critical and commercial success, earning her the title of 'Best British Female Solo Artist' at the industry's Brit Awards and selling 2.6m units during the financial year alone. Corinne Bailey Rae's self-titled debut album was released in February and entered the UK album chart at number 1.

Our digital sales in the UK grew by 170% over the year with fixed-line downloads tripling over the period. In exploring the new opportunities which digital delivery brings for capturing new revenue streams, EMI Music announced a unique 18-month partnership between T-Mobile and Robbie Williams. T-Mobile was able to offer their consumers exclusive content as well as making certain content available to them earlier than its general release. For EMI, the partnership proved to be an effective and innovative platform from which to launch the album.

Continental Europe

Market conditions in Continental Europe were mixed over the year, with total industry sales declining by 3.7%. Trends varied across the region, with France, Spain and Italy showing an improving environment versus the prior year. Germany remained a challenging market. The industry's digital sales virtually tripled in value over the year.

EMI Music had another highly successful year, gaining significant market share across the region with particularly strong performances from EMI Music France, Spain and Germany. These share gains came from a broad range of established and new artists including Raphael, Souchon, Diam's, Camille, Wir Sind Helden, Bebe and Amaral, in combination with effective marketing and promotion of our international repertoire.

We have seen enormous growth in our digital revenues in Continental Europe during the year, with sales increasing by 245%. Mobile revenues represent a larger portion of digital sales in Continental Europe compared to the US and the UK but fixed-line sales still account for the majority of digital sales in Europe. We are at the forefront of digital development in the region and continue to be innovative in the digital products, formats and services that we create. For example, for the launch of Placebo's album *Meds*, we partnered with SFR to offer consumers a series of 'mobisodes' along with standard product offerings such as ring tunes and over the air tracks. The mobisode was specifically designed for use on a mobile and the content was targeted to the profile of a Placebo fan. The campaign generated huge interest and *Meds* entered the French album chart at number 1. The album has sold almost 1m units worldwide since its March release.

Japan

The Japanese market recovered during the financial year and, taking physical and digital together, grew by an estimated 6%.

While we saw success from artists such as Tokyo Jihen, Noriyuki Makihara, Tomoyasu Hotei, Coldplay and the Rolling Stones, our Japanese business lost market share in the year reflecting a lack of local releases. In April 2006, we announced a major restructuring of this business to improve the efficiency of our operations, to reinvest a proportion of these savings in the key areas of A&R and marketing, and to introduce a new multi-label organisational structure. We believe that these initiatives will create a company which is better positioned to increase revenues and profits in the coming years. In conjunction with this restructuring, we recently announced our plans to enter into a sale and leaseback of our two Tokyo freehold properties, with a substantial cash inflow expected from the transaction. We sold our former manufacturing plant in Japan to a consortium led by Memory-Tech Corporation on 26 December 2005.

EMI's digital sales showed strong growth, rising by 130%. Mobile products continue to be the most popular platform in Japan and have again shown robust growth, almost doubling in value. August's launch of iTunes has helped to fuel growth in the online sector and we have been extremely active in promoting our content on this platform, with our online digital sales increasing by a factor of over six times during the year.

South East Asia

The major markets in South East Asia experienced a significant decline in physical sales as physical and digital piracy continued to take their toll. Rapid digital revenue growth across the industry partly mitigated this impact, to bring the overall market decline to 3.7%.

Despite major releases from Indonesia's Radja, whose album *Langkah Baru* sold over 1m units in the financial year, as well as releases from S.H.E., Ada Band and The Flowers, EMI Music lost market share across the region. We saw strong growth in digital revenues across all platforms, with mobile comprising the largest portion of our digital sales.

Australasia

Market conditions in Australasia worsened towards the end of the financial year, with an overall industry decline of 6%. EMI Music gained market share versus the prior period, driven by releases from local superstar Missy Higgins as well as international releases from Coldplay, Korn and Ben Harper.

Latin America

The industry's sales in Latin America enjoyed good growth, rising by 6.1% over the year. Argentina and Colombia saw the strongest growth rates across the region.

Our Latin American business had a very strong year, showing robust revenue and profit growth. EMI gained market share in every Latin American territory, with the largest out-performance in Brazil. Local superstars RBD had a terrific year, with total sales of over 3m units across four album releases. Releases from local artists Marissa Monte, Quintanilla III, Intocable and Thalia, as well as releases from international artists Coldplay and Robbie Williams, drove sales in the region. In July 2005, we announced a major new joint venture with Grupo Televisa S.A., the largest media company in the Spanish-speaking world, to develop and exploit new Latin music both in Latin America and the US.

EMI Classics

EMI Classics had a strong year and grew its global share with particular successes in Continental Europe and Japan. Notable achievements were the success in Japan and many other countries of *Best Classics 100*, and the release of *Mozart's 100* which reached a number 5 position in the French pop chart. Such recordings illustrate the considerable value of EMI's extensive classical catalogue.

One of EMI Classics most important releases during the year was the critically acclaimed studio recording of Wagner's *Tristan and Isolde* with Placido Domingo and Nina Stemme, the distinguished Swedish soprano who has recently signed to the label.

Virgin Classics also had a good year producing some excellent new recordings, particularly with the world renowned coloratura soprano, Nathalie Dessay, and the young Mexican tenor, Rolando Villazon.

Note: All industry and share data are EMI internal estimates based on official data received from the global recording industry association, the IFPI. EMI measures its revenues for market share purposes following the guidelines used by the IFPI to ensure comparability with the market data.

EMI Music Publishing

EMI Music Publishing delivered another strong performance for the financial year ended 31 March 2006. Reported revenues were £419.6m, an increase of 2.6% at constant currency. This reflects strength across the business, with almost all regions and revenue types delivering underlying revenue growth. Of particular note, mechanical revenues grew by 3.2% at constant currency, the first growth in this revenue type for four years. Operating profit increased by £5.8m to £105.4m with operating margin improving to 25.1%. These results reflect a continuation of EMI Music Publishing's successful and proven strategy of signing the best songwriting talent in the industry and maximising all potential revenue opportunities, both existing and new.

A broad range of songs, songwriters and products underpinned this performance, reflecting the quality and depth of the catalogue and the innovative ways in which we are monetising it. Notable successes during the period included songs by Arctic Monkeys, Black Eyed Peas, Natasha Bedingfield, James Blunt, Kelly Clarkson, Daddy Yankee, Jermaine Dupri, Eminem, Enya, Gorillaz, Jay-Z, Alicia Keys, Daniel Powter, Eros Ramazzotti, Kanye West and Pharrell Williams.

Digital revenues continued to grow strongly, increasing by 46% at constant currency on the prior year, to £19.7m. Revenues from digital music are currently classified amongst the various revenue categories – mechanical, performance, synchronisation and other uses – based on the varying status of income collection for these new uses in different countries.

Growth in digital revenues in music publishing continues to lag the recorded music industry, reflecting an under-developed infrastructure for the tracking and collection of digital royalties and a lack of agreements on digital royalty rates for certain products in some regions. EMI Music Publishing is at the forefront of the industry's effort to ensure that the right structures and rates are in place to identify and collect fully all past and future digital revenues. In a ground-breaking move, EMI Music Publishing signed a heads of agreement in January 2006 that represents the first steps towards a pan-European one-stop shop for the licensing of online rights. EMI will work with the UK's MCPS-PRS Alliance and Germany's GEMA to license the rights of EMI's English language songs across Europe for online and mobile usage.

The use of songs in mobile phone products remains the most significant early digital revenue contributor for EMI Music Publishing and continues to enjoy very strong growth. For the revenue from mobile products, we have seen the percentage contribution from ring tunes increase significantly during the year whilst the contribution from ring tones has decreased, a trend we would expect to see as the marketplace becomes more developed. Revenues from digital downloads and other newer products, such as video downloads, have also grown strongly yet remain relatively small. Recently, EMI Music Publishing announced an agreement with the global internet communications company Skype. The deal, which was the first of its kind, opens up an important new channel for the delivery of music in the ever-expanding digital arena. It enables the licensing of song copyrights from our catalogue for downloading, subscription and ring tunes across Skype's online retail store on a worldwide basis.

Mechanical revenue

Our mechanical revenues, which are derived from the sale of recorded music, reported growth for the first time in four years, increasing by 3.2% at constant currency despite the global recorded music market continuing to show year-on-year declines during the same period. Mechanical revenues now represent 45% of total divisional sales on a constant currency basis. On a regional basis, our mechanical revenues were particularly strong in the US, reflecting income tracking initiatives that have been taken to ensure collections are maximised.

Performance revenue

Performance revenues, earned when a song is performed live on stage, played in a bar or other public venue or broadcast on the radio or television, grew by 3.4% at constant currency for the year and now represent 27% of divisional revenues on a constant currency basis. Key drivers of growth in this business are the chart success of songs from our roster of active songwriters and the proliferation of new media channels, especially across Europe. On a regional basis, performance income was particularly strong in the UK, reflecting the faster flow of royalties from the PRS, in the US, with a general increase in income from ASCAP and BMI, in Spain, where we saw favourable TV income, and in Germany, where a new tariff and income type for discos was introduced.

Synchronisation revenue

Synchronisation revenue, which is generated by the use of songs in audiovisual works such as advertisements, television programmes, films, computer games and in mobile phones, increased by 5.4% at constant currency, representing more than eleven years of consecutive growth and now contributes 17% to divisional revenues. From the high level achieved in 2004/05, EMI Music Publishing was able to drive meaningful growth in synchronisation by gaining greater penetration in commercials and video, particularly in the US. Significant licences were issued worldwide for a number of major advertising campaigns, including Coca Cola, the Automobile Association, Fuji, Fiat and American Express as well as for TV programmes such as *American Idol, Supernanny, Gilmore Girls, Nip/Tuck, Crossing Jordan, Scrubs* and *Lost.*

Other revenue

Other revenue typically represents about 10% of revenues, although the absolute amount can vary significantly from year to year. An important driver of the growth in other revenue in recent years has been revenue gained from stepped up efforts in enforcing proper use of our copyrights. By their nature, these revenues tend to be irregular and unpredictable, accounting for the overall decline on a constant currency basis in this revenue category. Excluding these items, the underlying growth in other revenue was strong at over 20%, largely driven by increased background library income.

EMI Group future outlook

The recorded music market is undergoing significant change as it becomes increasingly digitised. At this early stage, it is impossible to predict accurately how the market will evolve. However, our analysis, based on recent industry trends, EMI's performance to date and proprietary econometric research, leads us to believe that the global recorded music industry will return to growth in due course driven by consumer demand for digital music products of all types. In this context, we anticipate declining physical sales and have structured our business accordingly. Given the current growth rate of digital music and our future expectations based on this analysis, we continue to believe that digital music sales could represent up to 25% of total global music sales by 2010.

We will continue to invest significantly in A&R, marketing, and in our systems' infrastructure so that we remain positioned at the forefront of the industry in capitalising on the exciting opportunities arising from the market's evolution.

In April 2006, we announced a series of restructuring initiatives aimed at further strengthening our business. These initiatives will involve most regions and will be focused on improving and re-aligning resources to ensure the organisation remains flexible and progressive. A particular area of focus is EMI Music's Japanese business where new skills and a new organisational structure will be introduced to enable the re-allocation of resources into the key areas of A&R and marketing whilst maintaining an aggressive approach to digital business development. These initiatives together are expected to generate £30m of annualised cost savings. We expect that not less than £10m of these savings will be achieved in the financial year ending in March 2007, with the full run rate achieved by the end of the following financial year. In conjunction with these restructuring initiatives, EMI Music plans to enter into sale and leaseback arrangements for its two Tokyo properties and the Capitol Tower in the US. The lease costs that will be incurred as a result of these agreements have already been taken into account in our planned delivery of a net £30m of annualised cost savings.

In the current financial year, EMI Music is planning releases from Chingy, Tiziano Ferro, Janet Jackson, Norah Jones, Stacie Orrico, RBD, Renaud, Joss Stone, KT Tunstall, Keith Urban, Hikaru Utada and Robbie Williams. EMI Music Publishing expects to benefit from releases from artists including Audioslave, Embrace, Goo Goo Dolls, Jewel, Diddy, Pharrell Williams, Pink, Scissor Sisters, The Zutons and Tool.

On 3 May 2006, we announced that on 1 May 2006 the Group made an approach to Warner Music Group Corp (Warner Music) in connection with a proposed offer by EMI to acquire all of the outstanding shares of Warner Music for US$28.50 per share, in a combination of cash and EMI shares. Subsequently, Warner Music informed us that it did not wish to enter into discussions regarding our proposal. We continue to believe that an acquisition of Warner Music by EMI would be very attractive to both sets of shareholders but we will only pursue a transaction that delivers enhanced value and earnings accretion to our shareholders.

EMI Group financial review

Revenue

Reported Group revenue increased by 3.9% or £78.7m to £2,079.9m. The improvement, excluding the impact of currency movements, was 2.1% or £41.5m. The favourable exchange movement was largely driven by a decline in the weighted average rate of the US Dollar against Sterling from $1.85 last year to $1.78 in 2005/06.

At constant currency, revenue in EMI Music grew by 1.9%, with notable increases in North America, UK and Ireland and Latin America.

At constant currency, revenue in EMI Music Publishing was up on the prior year in all major territories, apart from Italy and France, and by 2.6% at a divisional level. The increase in revenue was driven by strong growth in mechanical, performance and synchronisation revenues.

Group digital revenue increased to £112.1m, up 135% from the prior year at constant currency. Digital revenue represented 5.4% of total Group revenue for the year.

Costs

During the course of the year, costs in both divisions were tightly controlled. The underlying gross margin, after distribution costs, improved from 36.4% to 37.2%.

Royalty and copyright costs, manufacturing and distribution costs, together with marketing and promotion costs have increased modestly in total in absolute terms in the year, reflecting the increase in revenue. However, these costs in aggregate have declined as a percentage of total revenue from the prior year. During the year, we delivered the remaining £15m of cost savings from our restructuring initiatives announced in March 2004, taking the total annualised savings from this programme to £50m. These savings were largely reflected in reduced manufacturing and distribution costs and overheads. Group corporate costs were lower in comparison to the prior year in spite of increased legal, regulatory and consultancy costs.

Profit from operations

Group profit from operations (EBITA) increased by £25.4m or 11.3% from £225.1m to £250.5m. Excluding exchange, the increase in EBITA was £21.6m or 9.6%. Group operating margin increased from 11.2% to 12.0%.

EMI Music delivered EBITA of £145.1m, an improvement of £18.1m or 14.4% at constant currency on the prior year. This increase in EBITA was largely driven by particularly good performances in Continental Europe, UK and Ireland, and Latin America. Operating margin improved from 7.8% to 8.7%.

EMI Music Publishing generated EBITA of £105.4m, a growth of 3.5% at constant currency on the prior year. Operating margin improved from 24.9% to 25.1%, reflecting improved net publisher's share and continued strong overhead control.

The Group's share of profit in its associated company investments reduced from £1.1m in 2004/05 to £1.0m in 2005/06. Consequently, the underlying profit from operations for the Group increased from £226.2m in the prior year to £251.5m this year.

Underlying Group finance charges rose by £7.1m to £92.2m. The largest items contributing to this increase were the interest rate rises in both Europe and the US, two of our major funding territories, a lower gain from the amortisation of the 2003 swap unwind and higher average net borrowings over the year, offset only partly by savings from the refinancing of our revolving credit facility completed earlier in the year.

Underlying profit before tax increased by 12.9% from £141.1m to £159.3m, reflecting both the increase in revenue and the continued tight cost control.

The underlying Group tax rate was 17.6% against 22.3% in the prior year. The reduced rate reflected a movement in profitability towards countries where there were brought-forward tax losses available for offset. The rate has been further reduced due to the settlement of prior liabilities at a lower amount than expected.

As a result of the above, the Group's underlying profit after taxation increased from £109.6m to £131.2m, an increase of 19.7%.

Underlying basic earnings per share were 16.2p, an increase of 2.8p from the prior year. Underlying diluted earnings per share, the calculation of which includes the impact of the potential conversion of convertible bonds (and related bond interest) together with the possible exercise of dilutive share options, increased from 13.1p to 15.7p.

Other items affecting earnings
Exceptional items and amortisation comprise operating exceptional costs, finance exceptional costs and amortisation of music copyrights and intangibles.

The Group is reporting operating exceptional income of £4.0m compared with costs of £17.5m in the prior year. Operating exceptional income is net of property impairment charges of £1.1m in the UK in 2005/06 (2004/05: £18.5m charge in Japan). The remaining operating exceptional income of £5.1m includes gains on property disposals, the gain on disposal of our manufacturing operation in Japan and fair value adjustments to listed investments. The prior-year charge included income of £1.0m in respect of the same components.

The Group is reporting finance exceptional net income relating to remeasurements and refinancing costs of £4.7m compared to net income of £23.2m last year. This primarily relates to the gain on revaluation to fair value of the convertible bond derivative of £4.1m (2004/05: £31.2m gain), the gain on revaluation of the Eurobond embedded call feature of £8.2m (2004/5 £0.2m loss) and the foreign exchange loss on Euro borrowings of £4.1m (2004/05: £9.5m loss). The finance exceptional net income for 2005/06 includes exceptional refinancing costs of £5.2m in connection with the refinancing programme carried out in July 2005 (2004/05: £nil).

Amortisation of music copyrights and other intangibles and impairment of goodwill amounted to £49.9m in comparison with £48.0m last year.

The minority interest cost has increased from a credit of £0.5m in the previous year to a charge of £3.9m this year. This is largely the consequence of increased profitability and the absence of a property impairment charge in our Music business in Japan in which there is a 45% minority.

Profit attributable to members of the Company was £86.1m in comparison with an attributable profit last year of £75.4m.

The Board is recommending a final dividend of 6.0p per share, maintaining a full-year dividend of 8.0p per share and reflecting our strong performance for the year and our continued confidence in the outlook for the business.

Reported results

Total Group profit from operations (including share of associates) was £205.6m in comparison with £160.7m last year. This increase was entirely due to improved trading and reduced property impairment charges.

Total profit before taxation was £118.1m as against £98.8m in the prior year. This increase reflected the improvement in Group profit from operations, partly offset by the reduction in finance exceptional net income.

Cash flow and net borrowings

Improvement in cash conversion and overall cash management remains a key area of focus for the Group. The net cash inflow from operating activities was £188.3m, a small reduction from last year's inflow of £189.0m.

After the net cash inflow from operating activities, we had cash outflows of £2.6m for investment activity and £246.9m for financing activity including £61.2m for dividends. Taking into account the loss on exchange of foreign currency denominated borrowings of £42.8m, year-end net debt has increased by £22.0m from £857.5m to £879.5m.

The net cash inflow from operations after investing activities has approximated the operating result of both divisions in recent years.

ATTACHMENTS

EMI GROUP PLC FINANCIAL STATEMENTS 2005/06

(a)	Financial summary for the year ended 31 March 2006.
(b)	Group consolidated income statement for the year ended 31 March 2006.
(c)	Group consolidated balance sheet at 31 March 2006.
(d)	Group consolidated statement of recognised income and expense for the year ended 31 March 2006.
(e)	Group consolidated cash flow statement for the year ended 31 March 2006.
(f)	Note to the Group consolidated cash flow statement for the year ended 31 March 2006.
(g)-(l)	Group accounting policies
(m)-(u)	Notes to the Group financial statements for the year ended 31 March 2006.

FINANCIAL SUMMARY

for the year ended 31 March 2006

	2006 £m	2005 Restated £m
Total Group revenue	**2,079.9**	2,001.2
Total EBITDA (i)	**275.8**	250.2
Underlying Group profit from operations (EBITA) (ii)	**250.5**	225.1
Underlying PBT (iii)	**159.3**	141.1
Total profit before taxation	**118.1**	98.8
Underlying diluted earnings per share (iv)	**15.7p**	13.1p
Basic earnings per share	**10.9p**	9.6p
Dividends per share	**8.0p**	8.0p
Return on sales (v)	**12.0%**	11.2%
Interest cover (vi)	**3.0x**	2.9x

(i) EBITDA is Group profit from operations before depreciation and exceptional items and amortisation.
(ii) Underlying Group profit from operations (EBITA) is before exceptional items and amortisation.
(iii) Underlying PBT is before exceptional items and amortisation.
(iv) Underlying diluted earnings per share is before exceptional items and amortisation.
(v) Return on sales is defined as underlying Group profit from operations as a percentage of total Group revenue.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group net finance charges excluding finance exceptional items

Exceptional items include operating exceptional items and finance exceptional items. Operating exceptional items include impairment of goodwill, gains (losses) on disposal of property, plant and equipment and remeasurement of listed investments. Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

GROUP CONSOLIDATED INCOME STATEMENT
for the year ended 31 March 2006

	2006		2005	
	Total	Underlying	Underlying Restated	Total Restated
	£m	£m	£m	£m
Revenue	**2,079.9**	**2,079.9**	2,001.2	2,001.2
Group profit from operations before exceptional items and amortisation	**250.5**	**250.5**	225.1	225.1
Exceptional items and amortisation	**(45.9)**	**-**	-	(65.5)
Share of profits from associates	**1.0**	**1.0**	1.1	1.1
Profit from operations*	**205.6**	**251.5**	226.2	160.7
Finance charges				
Finance income	**71.4**	**57.4**	58.6	91.5
Finance costs	**(158.9)**	**(149.6)**	(143.7)	(153.4)
Total net finance charges	**(87.5)**	**(92.2)**	(85.1)	(61.9)
Profit (loss) before taxation	**118.1**	**159.3**	141.1	98.8
Overseas	**(33.1)**	**(33.1)**	(38.5)	(30.9)
UK	**5.0**	**5.0**	7.0	7.0
Total taxation	**(28.1)**	**(28.1)**	(31.5)	(23.9)
Profit (loss) from continuing operations after taxation	**90.0**	**131.2**	109.6	74.9
Attributable to:				
Equity holders of the parent	**86.1**			75.4
Minority interest	**3.9**			(0.5)

* The following items are included within Profit from operations

Cost of sales	**(1,280.3)**	**(1,230.4)**	(1,201.8)	(1,247.6)
Distribution costs	**(75.0)**	**(75.0)**	(70.3)	(70.3)
Gross Profit	**724.6**	**774.5**	729.1	683.3
Administration expenses	**(533.5)**	**(532.4)**	(506.8)	(527.5)
Other operating income, net	**13.5**	**8.4**	2.8	3.8

Earnings per share (EPS)

	2006	2005
Basic earnings per Ordinary Share (note 6)	**10.9p**	9.6p
Diluted earnings per Ordinary Share (note 6)	**10.5p**	6.1p
Underlying basic earnings per Ordinary Share (note 6)	**16.2p**	13.4p
Underlying diluted earnings per Ordinary Share (note 6)	**15.7p**	13.1p

Underlying earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the year

	2006	2005
US Dollar to £1	**1.78**	1.85
Euro to £1	**1.47**	1.45
Yen to £1	**203.69**	198.32

The results for the year have been translated into Sterling at the appropriate average exchange rates.

GROUP CONSOLIDATED BALANCE SHEET
at 31 March 2006

	2006 £m	2005 Restated £m
ASSETS		
Non-current assets		
Music copyrights and intangibles	**389.3**	404.6
Goodwill	**43.0**	35.1
Property, plant and equipment	**196.8**	200.0
Investments in associates	**8.8**	8.5
Other investments	**15.0**	17.6
Deferred taxation	**22.8**	29.9
Financial derivatives	**41.3**	39.0
Other receivables	**4.4**	6.6
	721.4	741.3
Current assets		
Inventories	**37.2**	28.2
Advances	**330.1**	336.0
Trade receivables	**408.5**	300.1
Corporation tax recoverable	**16.7**	21.2
Other receivables	**110.6**	109.7
Investments: liquid funds	**1.6**	1.6
Cash and cash equivalents	**190.9**	240.9
	1,095.6	1,037.7
Total assets	**1,817.0**	1,779.0
LIABILITIES		
Non-current liabilities		
Borrowings	**(1,049.4)**	(1,068.7)
Other payables	**(9.5)**	(10.2)
Deferred taxation	**(5.1)**	(8.2)
Pension provisions	**(31.1)**	(100.1)
Financial derivatives	**(100.3)**	(92.8)
	(1,195.4)	(1,280.0)
Current liabilities		
Borrowings	**(22.6)**	(31.3)
Other payables	**(1,149.0)**	(1,060.1)
Current tax liability	**(143.1)**	(160.3)
Other provisions for liabilities and charges	**(33.5)**	(43.6)
	(1,348.2)	(1,295.3)
Total liabilities	**(2,543.6)**	(2,575.3)
NET LIABILITIES	**(726.6)**	(796.3)
EQUITY		
Capital and reserves		
Share capital	**110.7**	110.6
Share premium account	**447.8**	447.3
Capital redemption reserve	**495.8**	495.8
Foreign exchange reserve	**(17.1)**	3.8
Other reserves	**206.4**	204.0
Retained earnings	**(2,019.0)**	(2,107.1)
Equity attributable to equity holders of the parent	**(775.4)**	(845.6)
Minority interests (equity)	**48.8**	49.3
TOTAL EQUITY	**(726.6)**	(796.3)

Year end exchange rates

	2006	2005
US Dollar to £1	**1.73**	1.89
Euro to £1	**1.43**	1.45
Yen to £1	**204.66**	202.11

The balance sheet has been translated into Sterling at the appropriate year end exchange rates

GROUP CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the year ended 31 March 2006

	2006	2005
Income and expense recognised directly in equity		
Revaluation of intangibles	**4.8**	-
Exchange difference on retranslation of foreign operations	**(21.2)**	0.2
Pension funds: actuarial gains and losses	**58.3**	4.7
Gains (losses) on the revaluation to fair value of available-for-sale investments	**(0.9)**	-
Net income directly recognised in equity	**41.0**	4.9
Profit for the year	**90.0**	74.9
Total recognised income and expense for the year	**131.0**	79.8
Attributable to:		
Equity holders of the parent	**126.4**	92.7
Minority interest	**4.6**	(12.9)
Balance at 31 March	**131.0**	79.8

GROUP CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2006

	2006 £m	2005 restated £m
Cash flows from operating activities		
Cash receipts from operations	**1,982.4**	1,984.7
Cash used in operations	**(1,754.3)**	(1,763.0)
Tax paid	**(39.8)**	(32.7)
Net cash generated from (used in) operating activities	**188.3**	189.0
Cash flows from investing activities		
Purchase of businesses, net of cash acquired	**(6.9)**	(6.8)
Deferred consideration paid	**(0.9)**	(64.1)
Purchase of associates	**(0.3)**	(2.1)
Disposal of associates	**-**	0.1
Purchase of music copyrights and intangibles	**(4.1)**	(6.0)
Disposal of music copyrights and intangibles	**7.3**	0.2
Purchase of property, plant and equipment	**(30.2)**	(29.9)
Disposal of property, plant and equipment	**16.3**	3.3
Purchase of other investments	**-**	(3.1)
Dividends received from associated undertakings	**1.0**	-
Disposal of other investments	**5.9**	1.1
Interest received	**9.3**	5.2
Net cash generated from (used in) investing activities	**(2.6)**	(102.1)
Cash flows from financing activities		
Issue of ordinary share capital	**0.6**	1.7
Purchase of own shares	**(0.5)**	(0.3)
Equity dividends paid	**(61.2)**	(62.9)
Dividends paid to minorities	**(2.5)**	(1.3)
Management of liquid funds	**(0.6)**	(0.8)
Financing:		
New loans	**207.8**	128.9
Loans repaid	**(277.6)**	(127.1)
Capital element of finance leases repaid	**(0.6)**	(0.8)
Interest paid	**(111.6)**	(105.5)
Interest element of finance lease repayments	**(0.7)**	(0.5)
Net cash generated from (used in) financing activities	**(246.9)**	(168.6)
Net increase (decrease) in cash and cash equivalents	**(61.2)**	(81.7)
Cash and cash equivalents at the beginning of the period	**227.3**	310.2
Exchange gains (losses) on cash and cash equivalents in the year	**2.6**	(1.2)
Cash and cash equivalents at the end of the year	**168.7**	227.3

Cash and cash equivalents at the end of the year comprise of:		
Cash at bank and in hand	**188.3**	239.1
Overdrafts	**(19.6)**	(11.8)
	168.7	227.3

NOTE TO THE GROUP CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 March 2006

a) Reconciliation of Group profit from operations to net cash flow from operating activities:

	2006 £m	2005 Restated £m
Group profit from operations (before share of profit in associates)	**204.6**	159.6
Depreciation charge	**25.3**	25.1
Property impairment charge	**1.1**	18.5
Gain on disposal of property, plant and equipment and music copyrights and intangibles	**(9.4)**	(0.8)
Amortisation and impairment of music copyrights and intangibles	**49.9**	45.8
Impairment of goodwill	**-**	2.2
Remeasurements – revaluation to fair value of listed investments	**(2.6)**	-
Share-based payment transactions	**4.9**	2.3
Amounts provided	**18.2**	15.0
Provisions utilised	**(36.1)**	(75.7)
(Increase) decrease in inventories	**(7.3)**	(0.1)
(Increase) decrease in receivables	**(74.1)**	39.1
(Increase) decrease in payables	**53.6**	(9.3)
Net cash generated from (used in) operations	**228.1**	221.7
Tax paid	**(39.8)**	(32.7)
Net cash generated from (used in) operating activities	**188.3**	189.0

Basis of preparation

The consolidated financial information comprises the accounts of the Company and its subsidiaries which have been prepared in accordance with applicable accounting standards.

Following a regulation adopted by the European Parliament, the consolidated financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The Group's principal accounting policies under IFRS are set out below. The transition date for the application of IFRS is 1 April 2004, and the comparative figures for year ended 31 March 2005 have been restated accordingly.

This preliminary financial information does not constitute statutory accounts under S.240 of the Companies Act 1985. The Company's auditor has issued an unqualified opinion of the financial statements for the year ended 31 March 2006.

IFRS 1 *First-time adoption of IFRS*

When preparing its IFRS balance sheet as at 31 March 2006, the Group has taken the following options available under IFRS 1 in applying IFRS:

- The requirements of IFRS 3 *Business Combinations* have been applied prospectively from 1 April 2003;
- Certain properties were held at revalued amount as at 31 March 2004. On conversion, these revalued amounts were frozen and deemed cost in the case of these properties;
- All actuarial gains and losses in respect of defined benefit pension and post-retirement schemes have been recognised in full in equity from 1 April 2004;
- Cumulative translation differences relating to net investments in overseas companies that arose prior to 1 April 2004 have been set to zero and will not be included in any subsequent calculation of profit or loss on disposal;
- Only those employee share options granted after 7 November 2002 that had not vested as at 1 January 2005 have been remeasured at fair value; and
- The Group has chosen to adopt IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* from 1 April 2004.

Basis of consolidation

The consolidated financial statements comprise the financial statements of EMI Group plc and its subsidiaries for the year ended 31 March 2006.

All intercompany balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which EMI Group plc has control.

Foreign currency translation

Sterling (£) is the functional currency of the parent undertaking and the presentational currency of the Group. The functional currency of subsidiaries, joint ventures and associated companies ("foreign operations") is the currency of the primary economic environment in which they operate.

Transactions in foreign currencies are initially recorded in the functional currency at the rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair values were determined.

The assets and liabilities of foreign operations are translated into sterling at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation of foreign operations are taken directly to a separate component of equity. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Business combinations and goodwill

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired, and liabilities and contingent liabilities assumed, in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Goodwill on acquisition is initially measured at cost. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Due to the adoption of IFRS 3 *Business Combinations* from 1 April 2003, goodwill on acquisitions from 1 April 2003 is not amortised and goodwill already carried in the balance sheet is not amortised from 1 April 2003. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For an asset, such as goodwill, that does not generate largely independent cash flows, the recoverable amount is determined for the smallest identifiable group of assets including that asset that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (a 'cash generating unit').

Intangible assets

Intangible assets include music copyrights and other intangibles. Intangible assets acquired separately are capitalised at cost, whilst those acquired as part of a business acquisition are capitalised at fair value at the date of acquisition.

Following initial recognition, intangible assets with finite lives are amortised on a systematic basis over their economic useful lives. These lives are estimated on an individual basis at periods of anything up to and including 20 years. Intangible assets are tested for impairment if events or changes in circumstances indicate that the carrying value may be impaired. Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Intangible assets created within the business that cannot be distinguished from the cost of developing the business as a whole are not capitalised. Any relevant expenditure is charged against profit from operations in the period in which the expenditure is incurred.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight line basis to write off the cost, less residual value, of assets over the estimated useful life of the asset. The annual rates used are:

Freehold buildings	2%
Property held under finance leases and leasehold improvements	Period of lease
Plant, equipment and vehicles	10 – 33 1/3%

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Where an indicator of impairment exists, the Group makes an estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Assets are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the income statement in the period in which the item is derecognised.

Assets are held at historical cost with the exception that certain properties in the subsidiary undertaking Toshiba-EMI Limited are carried at revalued amounts that were frozen. This frozen carrying value was deemed cost in the case of these properties.

Leases

Assets which are held under a finance lease, which transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease, with a corresponding liability being recognised for the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the lease liability. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Investments in joint ventures and associates

The Group's investments in its associates are accounted for using the equity method. The investment is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value or dividends received. The Group's share of the results after interest and tax of the associate are included in profit from operations. When an associate has recognised a change in net assets other than through the income statement, the Group recognises its share of the change and discloses it, when applicable, in the statement of recognised income and expense.

The Group has a number of jointly controlled operations where there is no separate legal entity. The expenses that the Group incurs, and the share of the income that the Group earns from the sale of goods by these jointly controlled operations, are included in the income statement. The assets that the Group controls, and the liabilities that the Group incurs, in respect of these jointly controlled operations are included in the balance sheet.

Other investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. At acquisition, all investments are classified as either fair value through profit and loss, held-to-maturity or available-for-sale in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Those investments classified as held-to-maturity or available-for-sale are designated as non-current assets. Unlisted held-to-maturity or available-for-sale investments are held on the balance sheet at cost less any impairment in value. Listed held-to-maturity or available-for-sale investments are held on the balance sheet at fair value, with any changes in fair value being recognised in equity.

Those investments classified as fair value through profit and loss are designated as current assets and are held on the balance sheet at fair value, with any changes in fair value being recognised in the income statement along with gains or losses on disposal.

Advances

In the ordinary course of business the Group pays advances and other expenses recoupable from future royalties to performing artists, songwriters, producers and third party repertoire owners. The amounts paid are carried at cost less recoupment and less an allowance for any unrecoupable amounts. The allowance is based on past revenue performance, current popularity and projected revenue.

Advances are recoupable during the business operating cycle. All advances are therefore reported as current assets, including advances recoupable more than 12 months after the balance sheet date.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost includes manufacturing overheads where appropriate.

Trade receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at the originally invoiced amount less an allowance for any doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash at bank and in hand net of outstanding bank overdrafts.

Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement. Gains and losses on derecognition are recognised in finance charges.

Hedge accounting is adopted where derivatives, such as "fixed to floating" interest rate swaps, are held as fair value hedges against fixed interest rate borrowings. Under fair value hedge accounting, fixed interest rate borrowings are revalued at each balance sheet date by the change in fair value attributable to the interest rate risk being hedged.

Financial derivatives

The Group uses derivative financial instruments such as interest rate swaps and foreign currency contracts to hedge risks associated with interest and exchange rate fluctuations. Such derivative financial instruments are stated at fair value. The fair values of interest rate swaps and foreign currency contracts are determined by reference to market rates for similar instruments.

For the purpose of hedge accounting, hedges are classified as either: fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is attributable to either a particular risk associated with a recognised asset or liability or a forecast transaction.

In relation to fair value hedges (e.g. fixed to floating interest rate swaps held as fair value hedges against fixed interest rate borrowings) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

Guaranteed convertible bonds

The component of the guaranteed convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs. On issue of the guaranteed convertible bonds, the fair value of the liability component was determined using a market rate for an equivalent non-convertible bond. This amount is carried as a liability on an amortised cost basis until extinguished on conversion or redemption. As the convertible bonds are denominated in US dollars but are convertible to sterling shares, the remainder of the proceeds is allocated to the conversion option that is recognised and included as a derivative liability, net of issue costs. The value of the conversion option is revalued to fair value at each balance sheet date, with movements in fair value reflected as finance costs or finance income.

Issue costs were apportioned between the liability and derivative components of the guaranteed convertible bonds based on the allocation of proceeds to the liability and derivative components when the instruments were first recognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money on the quantification of the provision is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Pensions and other employee benefits

The Group operates three major defined benefit pension schemes, plus a number of smaller defined benefit pension schemes. The cost of providing benefits under the schemes is determined separately for each scheme using the projected unit actuarial valuation method.

Liabilities of the schemes are discounted by the current rate of return of an AA-rated corporate bond of equivalent term and currency to the liabilities. Assets of the schemes are measured at fair value at the balance sheet date. Actuarially calculated surpluses or deficits on the defined benefit schemes are included within the consolidated balance sheet. The current service cost of each of the schemes is charged against profit from operations. Expected returns on defined benefit scheme assets and interest on defined benefit scheme liabilities are included as finance income and finance costs respectively. With effect from 1 April 2004, the Group has adopted the amendment to IAS 19 *Employee Benefits* that permits actuarial gains and losses to be charged or credited directly to equity through the statement of recognised income and expense.

In addition, the Group operates a number of defined contribution schemes. Contributions to defined contribution schemes are charged to the income statement as incurred.

Employee benefits other than post-employment benefits that can be carried forward if they have not been used are accrued as they are earned until the benefit is paid or used. Those employee benefits that are foregone if not taken at the time are expensed when incurred.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

- Sale of goods: revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reliably measured. Revenue is measured at fair value after making provision in respect of expected future returns of goods and services supplied by the Group prior to the balance sheet date;
- Royalty and other income: all royalty and other income is recognised when it has been earned and can be reliably measured.

Interest income is recognised when it has been earned and can be reliably measured.

Share-based payments

The share option programme allows certain Group employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and the expense is spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense reflects the extent to which the vesting period has expired and the Group's best estimate of the number of awards that will ultimately vest. No expense is recognised for awards that do not ultimately vest, except for awards where the vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Employees of certain subsidiaries of the Group participate in the employee share incentive plans and the Group has an employee share trust to satisfy non-transferable options granted to executives and senior employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 1 January 2005.

Finance charges

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange losses and losses on hedging instruments that are recognised in the income statement.

Finance income comprises interest receivable on funds invested calculated using the effective interest rate method, dividend income, foreign exchange gains and gains on hedging instruments that are recognised in the income statement.

Income tax

Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognised for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax base. The following temporary differences are not provided for: the initial recognition of goodwill or of assets or liabilities that affect neither accounting nor taxable profit that is not a business combination; and temporary differences relating to investments in subsidiaries, joint ventures and associates where the timing of the reversal of the temporary difference can be controlled and to the extent that it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Segments

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those segments operating in other economic environments.

Exceptional items and amortisation

Exceptional items and amortisation are excluded from underlying results in order to provide a better understanding of the normalised trading of the Group. The Group considers that such items would fall into either of two categories: operating exceptional items and amortisation; and finance exceptional items.

The Group defines operating exceptional items and amortisation as items which derive either from events or transactions that it considers fall outwith the ordinary activities of the Group or from events or transactions that fall within the ordinary activities of the Group but which, individually or, if of a similar type, in aggregate, need to be disclosed separately by virtue of their size or incidence if the financial statements are to give a true and fair view. Similarly, the Group defines finance exceptional items as items which derive either from events or transactions that it considers fall outwith the ordinary financing activities of the Group or and from events or transactions that fall within the ordinary financing activities of the Group but which, individually or, if of a similar type, in aggregate, need to be disclosed separately by virtue of their size or incidence if the financial statements are to give a true and fair view.

Events or transactions that the Group would consider as falling outwith its ordinary activities could include, but are not limited to: the revaluation and/or disposal of property, plant and equipment; the revaluation and/or disposal of held-to-maturity or available-for-sale investments or investments at fair value through profit and loss; the disposal and/or closure of a business, jointly controlled operation or associate; and the costs of a fundamental reorganisation or restructuring. Events or transactions that the Group would consider as falling within its ordinary activities but which need to be disclosed separately could include, but are not limited to: the amortisation and impairment of music copyrights and intangibles; the impairment of goodwill; and the impairment of the cost of an investment in a business, jointly controlled operation or associate. Events or transactions that the Group would consider as falling outwith its ordinary financing activities could include, but are not limited to: gains or losses on the revaluation of derivative financial instruments; gains or losses on the retranslation of foreign currency-denominated borrowings to the extent that they do not provide a hedge against foreign currency-denominated investments; and gains or losses from the ineffectiveness of the interest rate swaps hedge. Events or transactions that the Group would consider as falling within its ordinary financing activities but which need to be disclosed separately could include, but are not limited to, costs incurred as part of the Group's refinancing programmes.

1. Segmental analysis

At 31 March 2006, the Group is organised on a worldwide basis into two main business segments - Music and Music Publishing. These divisions are the basis on which the Group reports its primary segment information.

Results

	EMI Music	**EMI Music Publishing**	**2006 Total**	EMI Music Restated	EMI Music Publishing Restated	2005 Total Restated
	£m	**£m**	**£m**	£m	£m	£m
Group revenue	**1,660.3**	**419.6**	**2,079.9**	1,600.5	400.7	2,001.2
Group profit (loss) from operations before exceptional items and amortisation	**145.1**	**105.4**	**250.5**	125.5	99.6	225.1
Share of profit (loss) from associate	**(0.1)**	**1.1**	**1.0**	0.6	0.5	1.1
Segmental operating exceptional items and amortisation:						
Amortisation of music copyrights and intangibles	**(3.6)**	**(46.3)**	**(49.9)**	(3.0)	(42.8)	(45.8)
Gain on disposal of property, plant and equipment	**0.6**	**(0.2)**	**0.4**	(17.7)	-	(17.7)
Segmental result	**142.0**	**60.0**	**202.0**	105.4	57.3	162.7
Non-segmental operating exceptional items and amortisation			**3.6**			(2.0)
Group profit from operations			**205.6**			160.7
Total net finance charges			**(87.5)**			(61.9)
Profit (loss) before taxation			**118.1**			98.8
Taxation			**(28.1)**			(23.9)
Profit (loss) from continuing operations after taxation			**90.0**			74.9

Other segmental items included in the income statement include:						
Depreciation	**22.1**	**3.2**	**25.3**	22.0	3.1	25.1
Amortisation of music copyrights and intangibles	**3.6**	**44.3**	**47.9**	3.0	42.8	45.8
Impairment of music copyrights and intangibles	**-**	**2.0**	**2.0**	-	-	-
Impairment of goodwill	**-**	**-**	**-**	2.2	-	2.2
Impairment of property	**0.9**	**0.2**	**1.1**	18.5	-	18.5
Release of overprovision for reorganisation costs changed in prior years	**(2.3)**	**-**	**(2.3)**	(3.8)	-	(3.8)
Reorganisation costs	**2.3**	**-**	**2.3**	3.8	-	3.8

1. Segmental analysis (continued)

Assets and liabilities

	EMI Music	EMI Music Publishing	2006 Total	EMI Music Restated	EMI Music Publishing Restated	2005 Total Restated
	£m	£m	£m	£m	£m	£m
Segment assets	**926.3**	**578.0**	**1,504.3**	813.4	586.8	1,400.2
Investment: associates	**5.9**	**2.3**	**8.2**	6.8	1.1	7.9
Unallocated assets			**304.5**			370.9
Consolidated total assets			**1,817.0**			1,779.0
Segmental liabilities	**(898.1)**	**(282.4)**	**(1,180.5)**	(835.3)	(256.5)	(1,091.8)
Unallocated liabilities			**(1,363.1)**			(1,483.5)
Consolidated total liabilities			**(2,543.6)**			(2,575.3)
Other segment items included in the balance sheet include:						
Capital expenditure	**25.5**	**8.8**	**34.3**	30.4	5.5	35.9
Average employees (No.)	**5,672**	**640**	**6,312**	6,043	629	6,672

Profit from operations is analysed instead of profit before taxation as finance charges are borne centrally and are not allocated to the operating businesses.

The Group's two business segments operate in six main geographical areas, even though they are managed on a worldwide basis.

	United Kingdom	Rest of Europe	Latin America	North America	Asia Pacific	Other	2006 Total
	£m	£m	£m	£m	£m	£m	£m
Segment revenue	348.0	630.2	84.4	649.1	338.8	29.4	2,079.9
Segment assets	267.1	288.5	58.8	657.5	155.6	76.8	1,504.3
Investment: associates	-	0.4	-	6.6	1.2	-	8.2
Unallocated assets	-	-	-	-	-	-	304.5
Consolidated total assets	267.1	288.9	58.8	664.1	156.8	76.8	1,817.0
Capital expenditure	15.3	6.9	0.6	8.7	2.2	0.6	34.3
Average Employees (No.)	1,201	1,393	311	2,034	1,241	132	6,312

1. Segmental analysis (continued)

	United Kingdom Restated £m	Rest of Europe Restated £m	Latin America Restated £m	North America Restated £m	Asia Pacific Restated £m	Other Restated £m	2005 Total Restated £m
Segment revenue	339.6	633.9	55.8	581.2	366.3	24.4	2,001.2
Segment assets	257.1	291.5	34.2	605.7	145.5	66.2	1,400.2
Investment: associates	-	0.2	-	5.9	1.8	-	7.9
Unallocated assets	-	-	-	-	-	-	370.9
Consolidated total assets	257.1	291.7	34.2	611.6	147.3	66.2	1,779.0
Capital expenditure	17.3	6.1	0.6	9.8	1.6	0.5	35.9
Average Employees (No.)	1,156	1,623	293	2,124	1,345	131	6,672

2. Exceptional items and amortisation

Exceptional items and amortisation are excluded from underlying results in order to provide a better understanding of the normalised trading of the Group, and include operating exceptional items and amortisation and finance exceptional items. See the Group accounting policies section of these financial statements for definitions of these terms and for examples of the types of transactions that may fall into each category.

(i) Operating exceptional items and amortisation

	2006 £m	2005 Restated £m
Net gain on sale of property, plant and equipment	**1.5**	0.8
Gain on disposal of business	**1.0**	-
Gain (loss) on revaluation to fair value of investments at fair value through profit and loss	**2.6**	0.2
Restructuring and reorganisation costs:		
Music: headcount reduction	**(2.3)**	(3.8)
Release of overprovision for reorganisation costs charged in prior years	**2.3**	3.8
Property impairment	**(1.1)**	(18.5)
Amortisation and impairment of music copyrights and intangibles	**(49.9)**	(45.8)
Impairment of goodwill	**-**	(2.2)
Total	**(45.9)**	(65.5)

The attributable taxation charge (credit) relating to operating exceptional items and amortisation is £nil (2005: £(7.6)m). The share of the operating exceptional items and amortisation attributable to minority interests is £0.1m (2005: £(5.1)m).

(ii) Finance exceptional items

	2006 £m	2005 Restated £m
Fair value revaluation of convertible bond derivative liability	**4.1**	31.2
Fair value revaluation of interest rate swaps	**1.4**	1.7
Fair value revaluation of Eurobond call feature derivative asset	**8.2**	(0.2)
Foreign exchange on unhedged Euro borrowings	**(4.1)**	(9.5)
Foreign exchange on unhedged foreign currency borrowings	**0.3**	-
Exceptional refinancing costs	**(5.2)**	-
Total	**4.7**	23.2

The attributable taxation charge relating to finance exceptional items is £nil (2005: £nil).

3. Finance charges

	2006 £m	2005 Restated £m
Finance costs:		
Interest payable on bank overdrafts and loans	**92.8**	83.8
Interest payable on other loans	**7.4**	11.3
Interest payable on finance leases	**0.7**	0.5
	100.9	95.6
Interest payable on defined benefit pension scheme liabilities	**48.7**	48.1
	149.6	143.7
Finance income:		
Interest receivable on bank balances	**(2.1)**	(2.2)
Other interest receivable	**(0.3)**	(0.6)
	(2.4)	(2.8)
Expected return from defined benefit pension scheme assets	**(55.0)**	(55.8)
	(57.4)	(58.6)
Net finance charges	**92.2**	85.1
Finance exceptional items (see Note 2)	**(4.7)**	(23.2)
Total net finance charges	**87.5**	61.9

NOTES TO THE GROUP FINANCIAL STATEMENTS
continued

4. Taxation

	2006 £m	2005 Restated £m
Current tax	**23.8**	28.4
Deferred tax	**4.3**	(4.5)
	28.1	23.9

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

Profit before tax	**118.1**	98.8
Tax calculated at domestic rates applicable to profits in the respective countries at 38.8% (2005: 40.0%)	**45.8**	39.6
Effects of:		
Income not subject to tax	**(4.2)**	(7.7)
Expenses not deductible for tax purposes	**23.7**	21.0
Utilisation of previously unrecognised tax losses	**(42.3)**	(37.9)
Tax losses for which no deferred income tax asset was recognised	**16.9**	15.8
Adjustment in respect of prior years	**(11.8)**	(6.9)
Current tax on profit (loss) before taxation	**28.1**	23.9

5. Dividends (equity)

	2006 Per share	2005 Per share	2006 £m	2005 Restated £m
Ordinary dividends:				
2005/2004 final dividend	**6.0p**	6.0p	**47.2**	47.1
2005/2004 interim dividend	**2.0p**	2.0p	**15.7**	15.8
Total	**8.0p**	8.0p	**62.9**	62.9

The interim dividend of 2.0p per share was paid on 1 April 2005 to shareholders on the register at the close of business on 4 March 2005. The final dividend of 6.0p per share was paid on 7 October 2005 to shareholders on the register at the close of business on 9 September 2005.

Subject to the approval of shareholders, the final dividend of 6.0p per share will be paid on 2 October 2006 to shareholders on the register at the close of business on 21 July 2006. It is the Board's intention to apply the Scrip Dividend Scheme to the final dividend.

continued

6. Earnings per share

	2006	2005 Restated
Earnings per Ordinary Share is calculated using the following:		
Earnings	**£86.1m**	£75.4m
Underlying earnings	**£127.4m**	£105.0m
Basic		
Weighted average number of Ordinary Shares	**786.8m**	785.6m
Diluted		
Adjusted weighted average number of Ordinary Shares	**874.2m**	872.8m

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 874.2m (2005: 872.8m), is the weighted average number of Ordinary shares, 786.8m (2005: 785.6m), plus adjustments for dilutive share options, 8.5m (2005: 8.4m), plus adjustments for convertible bond options, 78.9m (2005: 78.9m).

Reconciliation of adjusted earnings

	Year ended 31 March 2006		Year ended 31 March 2005	
	£m	Per Share	£m Restated	Per Share Restated
Earnings/basic EPS	**86.1**	**10.9p**	75.4	9.6p
Dilutive adjustments:				
Convertible bond – attributable interest cost* and dilution	**5.4**	**(0.3)p**	(22.2)	(3.4)p
Dilutive share options - dilution	**-**	**(0.1)p**	-	(0.1)p
Earnings adjusted for effects of dilution / diluted EPS	**91.5**	**10.5p**	53.2	6.1p

* Including fair value revaluation of convertible bond derivative liability included within finance exceptional items.

Reconciliation from basic to underlying basic and underlying diluted earnings per share

	Year ended 31 March 2006		Year ended 31 March 2005	
	£m	Per Share	£m Restated	Per Share Restated
Earnings/basic EPS	**86.1**	**10.9p**	75.4	9.6p
Exceptional items and amortisation:				
Operating exceptional items and attributable taxation	**(4.0)**	**(0.5)p**	9.9	1.3p
Amortisation of music copyrights and intangibles	**47.9**	**6.1p**	45.8	5.8p
Impairment of music copyrights and intangibles	**2.0**	**0.3p**	-	0.0p
Impairment of goodwill	**-**	**0.0p**	2.2	0.3p
Minority interest in operating exceptional items and attributable taxation	**0.4**	**0.1p**	(4.8)	(0.6)p
Minority interest in amortisation of music copyrights and intangibles	**(0.3)**	**(0.1)p**	(0.3)	0.0p
Finance exceptional items	**(4.7)**	**(0.6)p**	(23.2)	(3.0)p
Underlying earnings / underlying basic EPS	**127.4**	**16.2p**	105.0	13.4p
Dilutive adjustments:				
Convertible bond – attributable interest cost and dilution	**9.5**	**(0.4)p**	9.0	(0.2)p
Dilutive share options - dilution	**-**	**(0.1)p**	-	(0.1)p
Underlying earnings adjusted for effects of dilution / underlying diluted EPS	**136.9**	**15.7p**	114.0	13.1p

7. Borrowings

	2006 £m	2005 Restated £m
Non-current		
US$500m 8.375% guaranteed notes	**287.7**	273.8
£325m 8.25% Sterling bonds	**323.1**	322.1
US$123.8m 6.96% senior notes (by instalments)	**-**	48.7
US$243.3m 5.25% guaranteed convertible bonds	**121.1**	107.4
€425m 8.625% senior notes	**300.0**	301.6
Long-term committed facilities*	**(1.5)**	(1.9)
Term loan	**2.0**	1.1
Finance leases	**17.0**	15.9
	1,049.4	1,068.7
Current		
Overdrafts	**19.6**	11.8
Term loan	**1.2**	1.8
US$123.8m 6.96% senior notes (first instalments)	**-**	16.4
Finance leases	**1.8**	1.3
	22.6	31.3
Total borrowings	**1,072.0**	1,100.0

* Includes issue costs of syndicated loan facility of £1.5m (2005: £1.9m).

The fair value of publicly traded borrowings has been calculated using the appropriate market prices at the balance sheet date. For the borrowings which are not publicly traded, the fair value has been calculated by discounting their future cash flows at the appropriate market rate. The directors estimate the fair value of the Group's borrowings to be as follows:

	Book value 2006 £m	Book value 2005 £m	Fair value 2006 £m	Fair value 2005 Restated £m
Loans and overdrafts	**19.6**	11.8	**19.6**	11.8
US$500m 8.375% guaranteed notes	**287.7**	273.8	**306.0**	286.8
£325m 8.25% Sterling bonds	**323.1**	322.1	**348.0**	349.9
US$123.8m 6.96% senior notes	**-**	65.1	**-**	39.4
US$243.3m 5.25% guaranteed convertible bonds	**121.1**	107.4	**133.5**	123.1
€425m 8.625% senior notes	**300.0**	301.6	**368.1**	347.0
Long-term committed facilities	**(1.5)**	(1.9)	**(1.5)**	(1.9)
Term loan	**3.2**	2.9	**3.2**	2.9
Finance leases	**18.8**	17.2	**18.8**	17.2
	1,072.0	1,100.0	**1,195.7**	1,176.2

7. Borrowings (continued)

Year ended 31 March 2006

	Current coupon rate	Effective interest rate	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Non-current									
US$500m 8.375% guaranteed notes	8.375%	8.49%	-	-	-	**287.7**	-	-	**287.7**
£325m 8.25% Sterling bonds	9.75%	9.92%	-	-	**323.1**	-	-	-	**323.1**
US$123.8m 6.96% senior notes (by instalment)	8.46%	8.63%	-	-	-	-	-	-	-
US$243.3m 5.25% guaranteed convertible bonds	5.25%	9.3%	-	-	-	-	**121.1**	-	**121.1**
€425m 8.625% senior notes	8.625%	8.94%	-	-	-	-	-	**300.0**	**300.0**
Long-term committed facilities*			-	-	-	-	**(1.5)**	-	**(1.5)**
Term loan			-	**2.0**	-	-	-	-	**2.0**
Finance leases			-	-	-	-	-	**17.0**	**17.0**
			-	**2.0**	**323.1**	**287.7**	**119.6**	**317.0**	**1,049.4**
Current									
Overdrafts			**19.6**	-	-	-	-	-	**19.6**
Term loan			**1.2**	-	-	-	-	-	**1.2**
US$123.8m 6.96% senior notes (first instalments)			-	-	-	-	-	-	-
Finance leases			**1.8**	-	-	-	-	-	**1.8**
			22.6	-	-	-	-	-	**22.6**
Total borrowings			**22.6**	**2.0**	**323.1**	**287.7**	**119.6**	**317.0**	**1,072.0**

Year ended 31 March 2005

	Current coupon rate	Effective interest rate	Within 1 year Restated £m	1-2 years Restated £m	2-3 years Restated £m	3-4 years Restated £m	4-5 years Restated £m	More than 5 years Restated £m	Total Restated £m
Non-current									
US$500m 8.375% guaranteed notes	8.375%	8.49%	-	-	-	-	273.8	-	273.8
£325m 8.25% Sterling bonds	9.75%	9.92%	-	-	-	322.1	-	-	322.1
US$123.8m 6.96% senior notes	8.46%	8.63%	-	-	48.7	-	-	-	48.7
US$243.3m 5.25% guaranteed convertible bonds	5.25%	9.3%	-	-	-	-	-	107.4	107.4
€425m 8.625% senior notes	8.625%	8.94%	-	-	-	-	-	301.6	301.6
Long-term committed facilities*			-	-	(1.9)	-	-	-	(1.9)
Term loan			-	1.1	-	-	-	-	1.1
Finance leases			-	-	-	-	-	15.9	15.9
			-	1.1	46.8	322.1	273.8	424.9	1,068.7
Current									
Overdrafts			11.8	-	-	-	-	-	11.8
Term loan			1.8	-	-	-	-	-	1.8
Short term element of long term loan			16.4	-	-	-	-	-	16.4
Finance leases			1.3	-	-	-	-	-	1.3
			31.3	-	-	-	-	-	31.3
Total borrowings			31.3	1.1	46.8	322.1	273.8	424.9	1,100.0

* Includes issue costs of syndicated loan facility of £1.5m (2005: £1.9m).

In July 2005 the Group signed a new £450m revolving credit facility with a group of banks. This facility replaced a revolving credit facility (£250m), a 364 day facility (£100m) and the US$123.8m 6.96% senior notes. The bilateral facilities (£40m) were also not renewed. The resulted in exceptional refinancing costs of £5.2m (2005: £nil) of which £3.5m is in respect of issue and repayment costs of the US$123.8m 6.96% senior notes and £1.7m in respect of issue costs relating to the £250m revolving credit facility.

On 11 March 2003 Moody's Investor Service downgraded the Group's credit rating from Baa2 to Ba1. As a consequence the coupon of the £325m 8.25% Sterling bonds was increased from 8.25% to 9.75% with effect from 20 May 2003 and the coupon of the US$ 123.8m 6.96% senior notes was increased from 6.96% to 8.46% with effect from 21 August 2003.

The Group holds equivalent US Dollar nominal value interest rate swaps matching the coupon and the term of the US$500m 8.375% guaranteed notes effectively converting the interest basis of the issue to floating rate (set in arrears).

The Group holds equivalent Euro nominal value interest rate swaps matching the coupon and the term of the €425m 8.625% senior notes effectively converting the interest basis of the issue to floating rate (set in arrears).

7. Borrowings (continued)

At 31 March 2006, the Group had available £437.1m (2005: £349.1m) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

The term loan of £3.2m (2005: £2.9m) was raised in the period July 2004 to December 2005. Repayments will commence in August 2006 and will continue until January 2008. The loan carries a floating rate of interest at LIBOR + 1.5%.

Overdrafts are unsecured, repayable on demand, and are charged interest at variable rates.

8. Other provisions for liabilities and charges

	Trading £m	Employee Benefits £m	Acquisition and integration £m	Disposal and fundamental reorganisation £m	Total £m
At 1 April 2005	32.9	-	2.7	8.0	43.6
Currency retranslation	1.7	-	-	0.4	2.1
Provisions utilised	(13.8)	-	-	(7.3)	(21.1)
Charged (released)	6.4	0.3	2.4	(0.7)	8.4
Transfer from pensions provision	-	0.5	-	-	0.5
At 31 March 2006	**27.2**	**0.8**	**5.1**	**0.4**	**33.5**
Current portion:					
At 1 April 2005	32.9	-	2.7	8.0	43.6
At 31 March 2006	**27.2**	**0.8**	**5.1**	**0.4**	**33.5**
Non-current portion:					
At 1 April 2005	-	-	-	-	-
At 31 March 2006	**-**	**-**	**-**	**-**	**-**
Total:					
At 1 April 2005	32.9	-	2.7	8.0	43.6
At 31 March 2006	**27.2**	**0.8**	**5.1**	**0.4**	**33.5**

Trading
Trading provisions include royalty audit and other trading provisions charged through profit from operations before operating exceptional items and amortisation. They also include restructuring and reorganisation provisions charged through operating exceptional items.

Disposal and fundamental reorganisation
This provision relates to the reorganisation costs for the closure and or sale of EMI's manufacturing businesses in North America and Europe.

Acquisition and integration
This provision relates to acquisition and integration costs that were created for earnouts.

Employee benefits
This provision relates to long term and termination benefits.



VIA PR NEWSWIRE DISCLOSE

RECEIVED
2006 MAY 31 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ER 06/44

Company Announcements Office,
London Stock Exchange.

24th May, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, we advise that, in respect of EMI Group plc Ordinary Shares of 14p each, the Company has been informed in a letter dated and received by fax after the close of business on 23rd May 2006 that, as at the close of business on 22nd May 2006, The Capital Group Companies, Inc. had decreased its interest to 39,598,959 shares, being 4.994% of the shares in issue. We were also advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	512,400
Capital International Ltd	31,726,034
Capital International S.A.	2,888,454
Capital International, Inc.	4,472,071

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



VIA PR NEWSWIRE DISCLOSE

ER 06/45

Company Announcements Office,
London Stock Exchange.

24th May, 2006.

EMI GROUP PLC
Directors'/PDMR Shareholdings

As required by Listing Rule 16.13, we advise that:

(a) EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 24th May 2006 (received by fax) that it awarded on 24th May 2006 to three employees and two ex-employees, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan ("the SEIP") and the EMI Group Executive Share Incentive Plan ("the ESIP") a total of 2,113,235 EMI Group plc Ordinary Shares of 14p each. Of this total, 112,870 Ordinary Shares and 31,480 Ordinary Shares were awarded, respectively, to Mr Eric Luciano Nicoli and Mr Roger Conant Faxon, Executive Directors of the Company, and 1,912,500 Ordinary Shares were awarded to Mr Martin Neal Bandier, a Person Discharging Managerial Responsibility with respect to the Company. These awards represented releases of shares to them as follows:

(i) E. L. Nicoli - following the conclusion of the six-year deferral period on 31st March 2006, 67,722 shares from a non-contingent incentive award and the related contingent 2:3 matching award of 45,148 shares;

(ii) R. C. Faxon - following the conclusion of the six-year deferral period on 31st March 2006, 18,888 shares from a non-contingent incentive award and the related contingent 2:3 matching award of 12,592 shares; and,

(iii) M. N. Bandier - following the release of the audited results for the year ended 31st March 2006, 1,250,000 shares from a performance share award made on 28th September 2001 and 662,500 shares from a restricted share award also made on 28th September 2001. Both the performance and restricted share awards were awarded in respect of the five-year period from 1st April 2001 to 31st March 2006.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

(b) In its letter, the Trustee of the EBT stated that it had withheld a total of 896,970 Ordinary Shares in respect of the tax liabilities arising from the awards. Of this total, 46,277, 11,899 and 818,425 Ordinary Shares relate to the tax liabilities of Mr Nicoli, Mr Faxon and Mr Bandier, respectively.

(c) As a result of these transactions, the interests of Mr Nicoli, Mr Faxon and Mr Bandier in up to 112,870, 31,480 and 1,912,500 Ordinary Shares, respectively, arising from the SEIP were replaced by a beneficial interest in 66,593, 19,581 and 1,094,075 Ordinary Shares, respectively.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 1,555,927, all being held in the name of Barfield Nominees Ltd, Account No. 6497.